PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6984)

June 23, 2011

Michael McTiernan

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Clear System Recycling, Inc.

Registration Statement on Form S-1

Filed May 12, 2011

File No. 333-174155

Dear Mr. McTiernan:

This letter is in response to your comment letter dated June 6, 2011, with regard to the Form S-1 filing of Clear System Recycling, Inc., a Nevada corporation (“Clear” or the "Company") filed on May 12, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

The Company does not have nor does it intend to use any graphics, maps, photographs, and related captions or other artwork in the prospectus.

2.

The 1st, 2nd & 4th statements were of the opinion of Dr. Pollard based upon his experiences and have been removed or revised.  The 3rd statement comes from the following publication:  Academic Medicine, Vol. 85, No. 3\March 2010 pg. 398 and a copy is attached and the statement highlighted.  This reference has also been added as a footnote to the amended S1.

Prospectus Cover Page

3.

A statement regarding penny stock rules has been added to the Prospectus Cover and the Prospectus Summary paragraph.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Risk Factors

4.

This section has been revised accordingly.

Risk Associated with this Offering, page 9

5.

Net Tangible Book Value has been corrected.

Use of Proceeds, page 11

6.

The Company has added a disclosure clarifying that no offering proceeds will be used for offering expenses.  Therefore, 100% of the offering proceeds will be used by the Company as indicated in the table.

Description of Business, page 20

7.

On page 23 under: Talent Sources and Name of Principle Suppliers it indicates that the Company will be using independent contractors to provide the services.

Distribution Methods, page 22

8.

Website has been secured since December 1, 2010 and is currently under construction.

Directors, Executive Officers, Promoters and Control Persons, page 35

9.

A statement about the Directors has been added to page 37.

Report of Independent Registered Public Accounting Firm

10.

Revised auditor report has been included.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

11.

Revenue recognition note has been updated.  The training and educational experiences provided to the hospitals will be recognized as professional fees.

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

June 23, 2011

Note 5 – Going Concern and Liquidity Considerations

12.

The date has been revised to fiscal year 2012.

Part II. Information Not Required in Prospectus

Undertakings, page 44

13.

Undertakings have been updated.  [These apply to offerings relying on Rules 430B and 430C, which it is my understanding we are not relying on those rules.]

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Clean in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs